UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

GrowLife, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

39985X104

(CUSIP Number)

Sterling C. Scott

c/o GrowLife, Inc.

20301 Ventura Boulevard, Suite 126

Woodland Hills, California 91364

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 27, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ¨

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sterling C. Scott
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 130,959,213(1)
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 130,959,213(1)
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,959,213(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Includes 65,721,714 shares of the Company’s common stock into which the original principal amount of the Amended and Restated 6% Senior Secured Convertible Note (the “Note”) issued to the reporting person is convertible as of June 20, 2014.

(2) Based on a total of 809,437,891 shares of the Company’s common stock outstanding as of June 20, 2014.

This Schedule 13D/A No. 2 (this “Schedule 13D/A”) amends the following sections of the Schedule 13D and Amendment No. 1 on Schedule 13D/A filed with the Securities and Exchange Commission on May 17, 2012 and October 18, 2012, respectively (collectively, “Schedule 13D”).

Item 2.  Identity and Background.

This Schedule 13D/A is being filed by Sterling C. Scott, a citizen of the United States of America (the “Reporting Person”).  The Reporting Person formerly served as a director and Chief Executive Officer of the Company.  The Reporting Person’s business address is c/o GrowLife, Inc., 20301 Ventura Boulevard, Suite 126, Woodland Hills, California 91364.

Item 3.  Source or Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is supplemented and amended by the information below.

Issuance of Common Stock Pursuant to Conversion of Note

On April 5, 2012, GrowLife, Inc., a Delaware corporation formerly known as Phototron Holdings, Inc. (the “Company”), issued a 6% Senior Secured Convertible Promissory Note to Sterling C. Scott in the original principal amount of $282,000 (the “Original Note”).

On September 28, 2012, the Reporting Person invested an additional $131,680 in the Company and exchanged the Original Note for an Amended and Restated 6% Senior Secured Convertible Note (the “Note”) in the original principal amount of $413,680.

On November 30, 2013, the Company and the Reporting Person entered into a First Amendment to Amended and Restated 6% Senior Secured Convertible Note (the “Amendment”) whereby the Reporting Person elected to suspend his right to convert the Note until completion of an amendment to the Company’s Certificate of Incorporation to increase the authorized shares of common stock.  On February 7, 2014 at a Special Meeting of Shareholders, a majority of shareholders approved the increase in authorized shares thereby terminating the suspension of the Reporting Person’s conversion rights. The Note may be converted at any time into shares of common stock at a price of $0.007 per share, subject to certain anti-dilution protection.

The Note pays 6% interest per annum with a maturity date of April 15, 2015. The Note is convertible at any time into common stock of the Company (“Common Stock”) at a specified conversion price, which will initially be $0.007 per share. The Note conversion price will be subject to specified adjustments for certain changes in the number of outstanding shares of Common Stock.

As of the date hereof, the original principal amount of the Note is convertible into 65,721,714 shares of Common Stock.

Issuance of Common Stock Pursuant to Conversion of Stock Options

On November 3, 2013, the Reporting Person was granted 12,000,000 options to purchase Common Stock of the Company (the “Options”). The Options are exercisable at $0.085 per share.

The beneficial ownership of Common Stock reported in this Schedule 13D/A by the Reporting Person is based on the Reporting Person’s ownership of Common Stock, and assumes a total of 809,437,891 shares of Common Stock outstanding as of June 20, 2014.

Item 5.  Interest in Securities of the Issuer.

Item 5 of Schedule 13D is supplemented and amended by the information below.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D/A, which disclosure is incorporated herein by reference.

As of May 27, 2014, the Reporting Person beneficially owned 130,959,213 shares of Common Stock (the “Shares”), including 65,721,714  shares of Common Stock that may be acquired by the Reporting Person within 60 days of June 20, 2014 pursuant to the conversion of the original principal amount of the Note. Since 809,437,891 shares of Common Stock were outstanding as of June 20, 2014, the Shares constitute approximately 16.2% of the shares of Common Stock

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2014

/s/ Sterling C. Scott

Sterling C. Scott